12011637

UNITED STATES
URITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORMX-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington DC
123

SEC FILE NUMBER
8-68117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manor Private Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Larchmont Avenue
(No. and Street)

Larchmont	NY	10538-4235
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M Daly (914) 834-2822
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report"[1]

LEONARD ROSEN & COMPANY, P.C.
(Name - *if individual, state last, first, middle name*)

15 MAIDEN LANE, ROOM 505	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant D Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Sipkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manor Private Capital, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

X ____________________
Signature

CFO
Title

X ____________________
Notary Public

ALAN J BERK
NOTARY PUBLIC STATE OF NEW YORK
NEW YORK COUNTY
LIC. #01BE4874265
COMM. EXP. 1/26/2015

This report ** contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(x) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT AUDITORS' REPORT

TO THE MEMBER OF MANOR PRIVATE CAPITAL, LLC

We have audited the accompanying statement of financial condition of Manor Private Capital, LLC as of December 31, 2011. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Manor Private Capital, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Leonard Rosen & Company, P.C.

New York, NY
February 27, 2012

MANOR PRIVATE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

Cash and Cash Equivalents	$ 130,646
Fixed Assets, net of Related Allowance for Depreciation of $7,363	7,363
Leasehold Improvements, net of Related Allowance for Amortization of $2,058	25,205
Organization Expense	21,067
	$ 184,281

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Bank Overdraft	$ 34,685
Accounts Payable	2,000
Accrued Expenses Payable	12,138
	48,823
Member's Equity	135,458
	$ 184,281

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

MANOR PRIVATE CAPITAL, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2011

1. Organization of the Company

The Company is a Broker Dealer licensed and regulated by the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and is exempt from SEC Rule 15c3-3 under Section (k)(2)(i).

2. Nature of Business

The Company structures securities of domestic and foreign corporate issuers and places them with institutional investors in the United States private placement market. The Company also provides financial advisory services to corporate clients in the United States and abroad.

3. Summary of Significant Accounting Policies

A. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers money market funds to be cash and cash equivalents.

B. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

4. Income Taxes

As a Limited Liability Company the Company is not subject to Income Taxes. Any income earned flows directly to the Member who is taxed on that amount.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2011, the Company's net capital of $81,822 was $76,822 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 60.07 %.

4. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

5. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

6. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2011 and February 27, 2012, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.